Exhibit 1 Third-Party Twitter Post
Tweet from Venture Capitalist Eric Hippeau on Yahoo!

Read below a tweet from Venture Capitalist Eric Hippeau on the current state of Yahoo!:

Eric Hippeau @erichippeau
[Twitter handle image]

“The hapless company: Yahoo goes from mishap to catastrophe, all self inflicted dthin.gs/J3urxB”

3 May 12